Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000

Houston, Texas 77057

August 20, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
Parhaum J. Hamidi, Staff Attorney
Norman von Holtzendorff, Senior Counsel
Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Amendment No. 3 to Registration Statement on Form S-4
Filed August 7, 2015
File No. 333-204696
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated August 11, 2015
File No. 1-33756
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 18, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204696) (the “LRE/Vanguard Form S-4”), which was filed with the Commission on June 3, 2015, as amended by Amendment No. 3 to the LRE/Vanguard Form S-4, which was filed with the Commission on August 7, 2015, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Vanguard Form 10-K”), which was filed with the Commission on March 2, 2015.
Concurrently with the submission of this letter, we are filing, through EDGAR, Amendment No. 4 to the LRE/Vanguard Form S-4 (“LRE/Vanguard Amendment No. 4”) and Amendment No. 4 (“EROC/Vanguard Amendment No. 4”) to the Company’s Registration Statement on Form S-4 (File No. 333-204982), which was filed with the Commission on June 16, 2015 as amended by Amendment No. 3, which was filed with the Commission on August 7, 2015.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Vanguard Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.

U.S. Securities and Exchange Commission
August 20, 2015

Amendment No. 3 to Registration Statement on Form S-4
Material U.S. Federal Income Tax Consequences of the Merger, page 194

1.
We reissue our prior comment 1. In that regard, we note your added disclosure stating that counsel for you and counsel for LRE “[know] of no reason that [they] would not be able to deliver the opinion” stating the conclusions outlined on pages 194 and 195. This disclosure appears to indicate that counsel will deliver their opinions at some future time. Counsel must instead state their opinions as to each specific conclusion in this section of your disclosure or in the opinions you file as exhibits to your filing. Please revise accordingly.

Response:
We acknowledge the Staff’s comment. Attached as exhibits 8.1 and 8.2 of the LRE/Vanguard Amendment No. 4 are the executed tax opinions of each of Paul Hastings LLP and Andrews Kurth LLP. The opinion letters have been modified to state each law firm’s respective opinion as to the specific conclusions outlined on pages 194 and 195. Each of these opinions will be dated as of the date of the LRE/Vanguard Amendment No. 4.
We have made conforming changes to the executed tax opinions of Paul Hastings LLP and Vinson & Elkins LLP, which are attached as exhibits 8.1 and 8.2 to the EROC/Vanguard Amendment No. 4. Each of these opinions will be dated as of the date of the EROC/Vanguard Amendment No. 4.
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated August 11, 2015
General

2.
On pages 3 and 4 of your supplemental response, you attribute the lack of PUD conversion to your acquisitions over the last 3 years which diverted capital away from scheduled PUD drilling. We note the absence of discussion of this capital diversion in your Form 10-K under "Acquisitions of Oil and Natural Gas Properties" and "Proved Undeveloped Reserves". Please expand your disclosure here to present the effects on your PUD inventory of significant reduction in PUD development. Address the PUD reserves that were scheduled for drilling in the reported year, but were not developed. Include separately the acquired PUD reserves that were developed in the same year as the acquisition.

Response:
We acknowledge the Staff’s comment. To address this comment, in future annual reports on Form 10-K we will provide additional disclosure regarding the effects on our PUD inventory of significant reduction in PUD development similar to the following (certain text from the Form 10-K has been rearranged and, with the exception of the heading, changes are reflected in bold type):

U.S. Securities and Exchange Commission
August 20, 2015

“Proved Undeveloped Reserves
Our proved undeveloped reserves at December 31, 2014, as estimated by our internal reserve engineers, were 653.7 Bcfe, consisting of 10.9 MMBbls of oil, 505.2 Bcf of natural gas and 13.8 MMBbls of NGLs. Our proved undeveloped reserves increased by 429.7 Bcfe during the year ended December 31, 2014, as compared to our proved undeveloped reserves as of December 31, 2013. The following table represents a summary of our proved undeveloped reserves activity during the year ended December 31, 2014:

Bcfe
PUDs at January 1, 2014	224.0
Acquisitions	517.4
Revisions of prior estimates	(66.6)
Conversion to developed	(21.1)
PUDs at December 31, 2014	653.7

Acquisitions. The increase in proved undeveloped reserves during 2014 resulted primarily from the addition of 517.4 Bcfe from the acquisitions of natural gas and oil properties completed during 2014.
Revisions. The increase in proved undeveloped reserves during 2014 is also the result of a net increase of 34.6 Bcfe in revisions of previous quantities estimates and changes in prices. The increase is offset by a decrease of of 101.2 Bcfe due to revisions in the timing of our drilling development plan primarily in the Arkoma Basin and re-allocation of drilling of capital to better drilling opportunities.
Conversions. In 2014, we developed approximately 21.1 Bcfe of our total proved undeveloped reserves booked as of December 31, 2013 through the drilling of 53 gross (6.08 net) wells. We also converted 60.2 Bcfe of volumes to PDP which were not booked as PUDs at December 31, 2013.  Approximately 54.0 Bcfe of these reserves were drilled out of the 517.4 Bcfe of PUD reserves acquired during 2014.  The remaining 6.2 Bcfe were attributed to reserves not recognized as PUDs in our December 31, 2013 reserve report.
Development Plans. We expect to spend approximately 57% of our planned five year future development costs within the next three years as reflected in our reserve report. During the year ended December 31, 2014, we spent $16.6 million or approximately 15% of our 2014 PUD capital budget converting 21.1 Bcfe of proved undeveloped reserves recorded at December 31, 2013 to proved developed reserves.  Based on our 2013 year-end proved reserve report, we expected to spend $18.9 million developing 24.6 Bcfe of PUD reserves during 2014. Our 2014 actual PUD capital expenditures differed from our 2014 PUD budget at December 31, 2013 because during 2014, we spent $75.2 million converting 60.2 Bcfe of volumes to PDP which were not booked as PUDs at December 31, 2013.

U.S. Securities and Exchange Commission
August 20, 2015

We approach the development of our undeveloped reserves at a measured pace, in order to hold our production rate fairly constant or slightly inclining. Our development plan for drilling proved undeveloped wells includes the drilling of 371 net wells before the end of 2019 at an estimated cost of $806.3 million. This development plan calls for the drilling of 44 net wells during 2015, 80 net wells during 2016, 91 net wells during 2017, 83 net wells during 2018 and 73 net wells during 2019. Additionally, the expected plan of development of our natural gas proved undeveloped reserves, which represent 77% of our total proved undeveloped reserves at December 31, 2014, over the next five years is as follows:

Percent of Natural Gas Proved Undeveloped Reserves Expected to be Converted
2015	16%
2016	19%
2017	22%
2018	22%
2019	21%
Total	100%

At December 31, 2014, none of our proved undeveloped properties are scheduled to be drilled on a date more than five years from the date the reserves were initially booked as proved undeveloped. Additionally, none of our proved undeveloped reserves at December 31, 2014 have remained undeveloped for more than five years since the date of initial booking as proved undeveloped reserves.

Our development plan discussed above for drilling proved undeveloped wells represents the final investment decision to drill these PUDs at the time the applicable PUD is booked. However, the timing of such drilling is subject to change based on a number of factors, many of which are unpredictable and beyond our control, such as (i) changes in commodity prices, (ii) anticipated cash flows and projected rate of return, (iii) access to capital, (iv) new opportunities with better returns on investment that were not known at the time of the reserve report, (v) asset acquisitions and/or sales and (vi) actions or inactions of other co-owners or industry operators. As such, the relative proportion of total PUDs that we develop may not necessarily be uniform from year to year, but could vary by year based upon the foregoing factors. We attempt to maximize the rate of return on capital deployed, which requires that we continually review all investment options available. As a result, at times we may delay or remove the drilling of certain projects, including scheduled PUD development, in favor of projects with a more attractive rate of return, leading us to deviate from our original development plan.

Substantially all of our developed and undeveloped leasehold acreage is held by production, which means that as long as our wells on the acreage continue to produce, we will continue to hold the leases. The leases in which we hold an interest that are not held by production are not material to us.”

U.S. Securities and Exchange Commission
August 20, 2015

3.
In concert with your ending statement of response number 2 (page six) “In future filings, we propose to include more detail…,” please furnish us with representative disclosure you intend to present in your 2015 Form 10-K.

Response:
We acknowledge the Staff’s comment. To address this comment, in future annual reports on Form 10-K, we will include the additional disclosure described in comment 2, which was provided as an example of our heightened disclosure.

4.
It appears that you “dropped” 167 BCFE (pages 9, 12, 16 of your response letter) over the periods 2012-2014. Please explain to us whether these PUD volumes were immediately debooked, i.e. removed from your inventory without inclusion/incorporation in subsequent disclosed financial statements.

Response:
We acknowledge the Staff’s comment. When we “drop” PUD volumes, such revision to our proved reserves is reflected in our year end reserve report and our annual audited financial statements. As a result, PUD volumes dropped from a prior year’s reserve report are debooked in preparation of our reserve report. These volumes therefore are not included in any subsequent reserve report or audited financial statements.
In addition, we believe that the present value discounted at 10 percent (PV-10) of the dropped PUDs, as shown in the chart below, is immaterial relative to the PV-10 value of our total proved reserves over the preceding years. PV-10 is the most critical metric from a financial statement perspective when examining the value of proved reserves.

U.S. Securities and Exchange Commission
August 20, 2015

PV-10 Value for Proved Reserves from 2011 to 2014

($ in millions)	2011	2012	2013	2014
Proved Developed	$1,341.1	$1,433.0	$1,647.8	$2,438.5
Proved Undeveloped	$135.1	$143.6	$186.2	$537.3
Total Proved	$1,476.2	$1,576.5	$1,834.0	$2,975.7
% PUDs	9.2%	9.1%	10.2%	18.1%
PUDs dropped	$4.9	$20.6	$34.0
% of total PV-10	0.3%	1.3%	1.9%

5.
You have projected PUD conversion @ 20% or more of available inventory 12 times over the period 2012-2015 (Annexes A, B, C, D from your response letter), but have yet to accomplish that in any year in the 5 year period 2010-2014. The most recent example (as of July 31, 2015) is that you have converted only 13 PUD locations of the 44 scheduled for 2015 in your FYE2014 reserve report. Please explain to us how you will fulfill the development plan for your PUD inventory in five years (per paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X) in light of your past results.

Response:
We acknowledge the Staff’s comment. We take the reserve estimation process seriously and have given the utmost consideration to the Staff’s comments over this year and previous years. As stated before in correspondence with the Staff, we cannot be absolutely certain of development of our properties, but we do have the requisite “reasonable certainty” of our development plans to book our reserves. As described in our letter to the Staff dated August 11, 2015, while the Company has made the final investment decision to drill these PUDs at the time the applicable PUD is booked, the timing of such drilling is subject to change based on a number of factors, many of which are unpredictable and beyond our control, such as (i) changes in commodity prices, (ii) anticipated cash flows and projected rate of return, (iii) access to capital, (iv) new opportunities with better returns on investment that were not known at the time of the reserve report, (v) asset acquisitions and/or sales and (vi) actions or inactions of other co-owners or industry operators. As such, the relative proportion of total PUDs that the Company develops may not necessarily be uniform from year to year, but could vary by year based upon the foregoing factors. We attempt to maximize the rate of return on capital deployed, which requires that we continually review all investment options available. As a result, at times we may delay or remove the drilling of certain projects, including scheduled PUD development, in favor of projects with a more attractive rate of return, leading us to deviate from our original development plan.

U.S. Securities and Exchange Commission
August 20, 2015

Management is continually focused on improving PUD conversion rates. The year end 2014 5-year PUD development plan represents this increased focus on conversion rates and our execution of this plan to date has already resulted in our highest conversion rate in the previous three years, with a conversion rate of 7% for the seven months ended July 31, 2015 and a forecasted conversion rate of 15.6% for the 12 months ended December 31, 2015.
At December 31, 2014, 79% (517.3 Bcfe) of the total PUDs are from our acquisitions completed in 2014 and our non-operated PUD reserves represented approximately 58% or 380.2 Bcfe with a total of 119 net locations to be developed over the next five years. Of these reserves, 370.9 Bcfe and 102 net locations are located in the Pinedale field within the Green River Basin and are operated by Ultra Petroleum Corp. (“Ultra”) and QEP Resources, Inc. (“QEP”).
As a result of our acquisition of interests in the Pinedale field during fiscal year 2014, we have increased the certainty of development of our non-operated PUD reserves as we are able to participate in continuous drilling programs with Ultra and QEP. Additionally, we developed and maintain very good working relationships with these operators and are updated with any changes that impact drilling timing and performance every quarter. Focusing our non-operated drilling capital on high Btu gas opportunities in the Pinedale field has allowed us to (and we believe will allow us to at current prices) deliver higher rates of return, predictable capital opportunities and production growth to our unitholders. The remainder of our PUD development is focused in North Louisiana and the Piceance Basin. Both of these operated areas have high Btu gas opportunities with high rates of return at current or expected future prices. Being the operator in these operated areas, allows us to have control and certainty of the ongoing and planned drilling activity. Our drilling program in North Louisiana is ongoing and to date we have drilled and completed one net well from PUD inventory and will spud the next well from PUD inventory within 30 days in accordance with December 31, 2014 5-year development plan. At current prices and management’s expectations of future prices, we will begin an operated drilling program in the Piceance Basin starting in 2016.
Our projected conversion ratio for the year ending December 31, 2015 is approximately 15.6%, with a 7% conversion of 2014 PUDs through July 31, 2015. On a location basis it appears that our conversion ratio for 2015 is low, but, when examining the actual volumes converted our conversion in 2015 is on track with the December 31, 2014 development plan. As of July 31, 2015, we have spent approximately $31.6 million of our $105.7 million planned budget for conversion of PUD volumes and have converted 47.3 Bcfe of PUD volumes out of the planned 101.9 Bcfe, or 46.4% of our planned 2015 development on a net Bcfe basis. Additionally, as of July 31, 2015, we have spent approximately $7.3 million on work in progress drilling wells that are not yet completed. Acceleration in QEP’s completion activity beginning in March 2015 and the start of our operated drilling program in North Louisiana beginning in June 2015 resulted in an increased rate of PUD conversion that will allow us to achieve the PUD conversion planned for 2015. We believe that, should there be no significant changes in the foregoing factors, we will meet our 2015 drilling schedule especially when considering our third quarter 2015 drilling program.
*****

U.S. Securities and Exchange Commission
August 20, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses, LRE/Vanguard Amendment No. 4, EROC/Vanguard Amendment No. 4 or the Vanguard Form 10-K to undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP